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                              February 23, 2023

       Armin Afzalipour
       Co-President
       MCI Income Fund VII, LLC
       2101 Cedar Springs, Suite 700
       Dallas, Texas 75201

                                                        Re: MCI Income Fund
VII, LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 5,
2023
                                                            File No. 024-12073

       Dear Armin Afzalipour:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

       Amendment 1 to Offering Statement on Form 1-A filed January 5, 2023

       Organizational Chart, page 44

   1. Please revise your organizational chart and related disclosure to detail all relevant entities. Please
include appropriate information to allow a reader to fully understand the legal and economic
ownership of each entity.
       Track Record of Our Sponsor, page 64

   2. It appears that the sponsor's track record of its prior programs would present meaningful material information to
investors. With a view toward disclosure, please tell us the sponsor's track record,
including historical prior programs, operations of prior programs,
 Armin Afzalipour
MCI Income Fund VII, LLC
February 23, 2023
Page 2
      acquisition data and commissions, management compensation and other compensation data, any material adverse business developments experienced by any prior programs, or provide us with a detailed analysis as to why this information is not material to investors.

      In addition, we note your disclosure that the primary investment objectives of your private real estate lending programs include lending capital to Megatel for the acquisition of real property for development and construction activities. Please provide us with a description of the contractual arrangements that exist between your prior programs and Megatel including interest charged, repayment terms, and guarantees.
Financial Statements
MCI Development I, LLC
Notes to Financial Statements, page F-15

3. We note your response to our prior comment 7 and your related disclosure. In your disclosure you state that construction, development, marketing and sales services associated with projects undertaken by MCI Development 1, LLC will be provided by contracted vendors, which may be affiliates of Megatel Capital Investment, LLC or third parties. Please tell us, and revise your disclosure to discuss, your expectations regarding the use of affiliates of Megatel Capital Investment, LLC to perform these services. In that regard, it appears that MCI Income Fund VII, LLC, MCI Development 1, LLC and
      Megatel Capital Investment, LLC and its affiliates are all under common control and that affiliates of Megatel Capital Investment, LLC provide all the services MCI Development
      1, LLC may require. Please address these facts in your discussion of whether you expect
      MCI Development 1, LLC to contract with affiliates of Megatel Capital Investment, LLC or unrelated third parties for construction, development, marketing and sales services.
       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameArmin Afzalipour
                                                            Division of
Corporation Finance
Comapany NameMCI Income Fund VII, LLC
                                                            Office of Real
Estate & Construction
February 23, 2023 Page 2
cc:       Robert R. Kaplan, Jr.
FirstName LastName